UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of May, 2010

Commission File Number: 001-04307

Husky Energy Inc.
(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                                                    Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                         No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On May 20, 2010, the Board of Directors of Husky Energy Inc. issued a press release announcing the appointment of Mr. Asim Ghosh as President and Chief Executive Officer effective June 1, 2010.  The press release is attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.
By:	/s/ James D. Girgulis
James D. Girgulis Vice President, Legal & Corporate Secretary

Date: May 20, 2010

Exhibit A

May 21, 2010

Husky Energy Appoints New President & Chief Executive Officer

CALGARY, AB – (May 21, 2010) – The Board of Directors of Husky Energy is pleased to announce the appointment of Asim Ghosh as President and Chief Executive Officer of the Company, effective June 1, 2010.

Mr. Asim Ghosh was appointed to the Husky Board of Directors in May, 2009. He is the former Managing Director and Chief Executive Officer of Vodafone Essar Limited. Under his leadership, the cellular phone company grew from a virtual startup in 1998 to become one of the largest mobile companies in the world by subscribers, creating substantial shareholder value.

“Mr. Ghosh has demonstrated his vast executive experience and sound business judgment on Husky’s Board of Directors. We are confident in the future of this Company under his leadership,” said Husky Board co-chairmen Victor Li and Canning Fok in a joint statement. “The Board believes Mr. Ghosh’s global perspective and proven ability to take companies to the next level will advance Husky’s mandate of strategic growth and creation of shareholder value.”

Husky Energy is looking forward to its next decade of growth. The Company is well positioned for further development and expansion with a healthy balance sheet and a rich inventory of high-quality assets in Western Canada, offshore Newfoundland, the United States, Greenland and South East Asia.

The Board expresses its thanks to Mr. John Lau for his leadership in guiding Husky Energy over the past two decades and for transforming the Company into a top-performing player in the global energy market.

“John has built Husky into a successful and respected company on the global energy scene and he deserves the highest praise for its performance and success,” said co-chairmen Victor Li and Canning Fok. “John will relocate to Hong Kong, where he will assume responsibility for leading the development of the Company’s businesses in the Asia-Pacific Region.”

Husky Energy is an integrated energy and energy-related company headquartered in Calgary, Alberta, Canada. Husky Energy is a publicly traded company listed on the Toronto Stock Exchange under the symbol HSE. More information is available at www.huskyenergy.com.

Legal Notice – Forward Looking Information

Certain statements in this press release are forward-looking statements or information (collectively “forward-looking statements”), within the meaning of the applicable securities legislation.  Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as: “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “intend,” “plan,” “projection,” “could,” “vision,” “goals,” “objective” and “outlook”) are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements.  In particular, this news release includes forward-looking statements relating to the effective date of Mr. Ghosh’s appointment as President & Chief Executive Officer and Mr. Lau’s relocation to Hong Kong.  Although Husky believes that the expectations reflected by the forward-looking statements presented in this press release are reasonable, Husky’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate.  Those assumptions and factors are based on information currently available to Husky about itself and the businesses in which it operates.  Information used in developing forward-looking statements has been acquired from various sources including third party consultants, suppliers, regulators and other sources.  Husky’s Annual Information Form and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe the risks, material assumptions and other factors that could influence actual results and which are incorporated herein by reference.  Except as required by applicable securities laws, Husky disclaims any intention or obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

Investor Inquiries:

Sharon Murphy
General Manager,
Corporate Communications & Investor Relations
Husky Energy Inc.
403-298-6096

Patrick Aherne
Manager, Investor Relations
Husky Energy Inc.
403-298-6817
Media Inquiries: Graham White Corporate Communications Husky Energy Inc. 403-298-7088

Asim Ghosh

President & Chief Executive Officer (Effective June 1, 2010)
Member of the Board of Directors
Husky Energy Inc.

Appointed as Member of the Board of Directors in May, 2009, Mr. Ghosh brings to Husky Energy extensive executive management experience with considerable international business focus.

He is the former Managing Director and Chief Executive Officer of Vodafone Essar Limited. Under his leadership, the cellular phone company grew from a virtual startup in 1998 to become one of the largest mobile companies in the world by subscribers, creating substantial shareholder value. Today Vodafone Essar is among the ten largest stand-alone mobile operators in the world.

Mr. Ghosh started his career with Procter & Gamble in Canada and subsequently became a Senior Vice President of Carling O’Keefe. He later was the founding Chief Executive Officer of Pepsi Foods’ start up operations in India.

He served in senior executive positions and as Chief Executive Officer of the AS Watson consumer packaged goods subsidiary of Hutchison Whampoa. From 1991 to 1998 he managed a group of 13 business units, and expanded the group’s operations from Hong Kong to China and Europe.

Mr. Ghosh received his Master of Business Administration from Wharton School at the University of Pennsylvania, and obtained his undergraduate degree in Electrical Engineering from the Indian Institute of Technology.

He has chaired the National Telecom Committee of the Confederation of Indian Industries and the Cellular Operators Association of India. He was appointed to the Board of Directors of Husky Energy Inc. in 2009 and he is also a member of the Board of Directors of Kotak Bank.